Cutanea Life Sciences, Inc.
Corporate Code of Ethics Statement

The Mission of Cutanea Life Sciences is to develop novel technologies to treat diseased and aging skin, maximizing potential therapeutic applications and intellectual property to create market leading products for out-license or commercialization.  This mission is driven by a management team and a Board of Directors that adheres to defined corporate values of Integrity, Respect, Discipline, Resilience, Enterprise and Networking.

The Company is governed by the Board of Directors and managed by senior management whose responsibilities are to exercise their best judgment in serving the interest of Cutanea and its investors.  The Board of Directors is not expected to assume an active role in the day-to-day operational management of the Company.

This Corporate Code of Ethics Statement (the “Code of Ethics”) applies to all members of the Company’s Board of Directors and senior management, including, but not limited to, any Chief Executive Officer, President, Chief Financial Officer, Controller, or other members of management serving as the Company’s principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions.

The Directors and managers are to avoid Conflicts of Interest with the Company in their personal and professional relationships.  A conflict of interest could occur when a Director or manager or his immediate family’s personal interest materially interferes with the best interests of the Company or the ability of the Director or manager to carry out his or her responsibilities.  A Director or manager must disclose to the Board of Directors any transaction or relationship which reasonably could give rise to an actual or apparent conflict of interest.

Directors and management must endeavor to advance the legitimate interests of the Company when the opportunity arises.  In such regard, Directors and management must not use Company property and information for their personal gain; Directors and management must not compete with the Company to the material detriment of the Company; Directors and management must not personally take opportunities which are discovered in carrying out their responsibilities to the Company to the detriment of the Company.

Directors and management must respect the confidentiality of information they acquire in carrying out their responsibilities to the Company, except when disclosure is approved by the Company or legally required.

Directors and management must promote fair dealing with the Company, its employees, agents, partners, suppliers and competitors.

Directors and management must promote the responsible and legitimate use of the Company’s resources.

Directors and management must comply with, and promote compliance with, applicable governmental laws, rules and regulations.  In cases where there is awareness or belief that these are violated or there is a violation of this Code of Ethics, they must be brought to the attention of the Chairman of the Audit Committee.

Directors and management must observe Company policies applicable to them, as well as applicable law, with respect to the purchase and sale of Company securities.

Directors and management must not seek or facilitate personal loans from the Company as Federal Securities Laws prohibit such.

Directors and management must make full, fair, accurate, timely, and understandable disclosures in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company.

In summary, Directors and management are expected to adhere to this Code of Ethics.  It is the responsibility of each Director or manager to become familiar with the Code of Ethics and seek further interpretation when a situation appears to be in conflict.  The Board of Directors and management will determine appropriate actions to be taken in the event of violations of this Code of Ethics.